Exhibit 12.1

Gastar Exploration Ltd. and Subsidiaries

Computation of Ratios of Earnings to Fixed Charges

and to Combined Fixed Charges and Preferred Dividends (Unaudited)

	Years Ended December 31,
	2006	2005	2004	2003	2002
	(in thousands, except ratios)
EARNINGS (LOSS)
Earnings (loss) before income taxes	$(84,839)	$(25,692)	$(12,776)	$(4,826)	$(4,599)
Add fixed charges	15,635	15,274	3,250	2,572	2,047

Dollar amount (in thousands) of earnings (loss) to fixed charges	$(69,204)	$(10,418)	$(9,526)	$(2,254)	$(2,552)

FIXED CHARGES
Interest expense and amortization of expenses related to indebtedness deferred financing costs	$15,599	$15,261	$3,248	$2,567	$2,043
Estimate of interest within rental expense	36	13	2	5	4

Fixed charges	$15,635	$15,274	$3,250	$2,572	2,047

Ratio of earnings (loss) to fixed charges	(4.4)	(0.7)	(2.9)	(0.9)	(1.2)
Ratio of earnings (loss) to combined fixed charges	(4.4)	(0.7)	(2.9)	(0.9)	(1.2)